UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Amendment No. 3)* Under the Securities Exchange Act of 1934
Lindblad Expeditions Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

535219109
(CUSIP Number)

Sven-Olof Lindblad c/o Lindblad Expeditions Holdings, Inc. 96 Morton Street, 9th Floor New York, New York 10014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No: 535219109	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Sven-Olof Lindblad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,494,248(a)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,494,248
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,494,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%(b)
14	TYPE OF REPORTING PERSON IN

(a)	This amendment is filed solely to correct the number of shares owned as of March 18, 2019 as a result of a correction of the option exercise by National Geographic.
(b)	The calculation of the foregoing percentage is based on 45,742,161 shares of the Issuer’s Common Stock outstanding on February 22, 2019.

CUSIP No: 535219109	Page 3 of 5 Pages

Item 1.  Security and Issuer.
The class of equity securities to which this Amendment No. 3 to Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.0001 per share (“Common Stock”), of Lindblad Expeditions Holdings, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 96 Morton Street, 9th Floor, New York, New York 10014.
Item 2.  Identity and Background.
(a)	Name: This statement is being filed by Sven-Olof Lindblad (the “Reporting Person”).
(b)	Business Address: 96 Morton Street, 9th Floor, New York, New York 10014.
(c)	Principal Occupation or Employment: The Reporting Person’s principal occupation is as the Chief Executive Officer and President of the Issuer, an expedition cruising and adventure travel company.
(d)	Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations.
(e)
Civil Proceedings:  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States of America.
Item 3.  Source and Amount of Funds or Other Consideration.
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

Item 4.  Purpose of Transaction.
As previously reported, the Reporting Person received 14,125,827 shares of Common Stock upon  consummation of the transactions described in that certain Agreement and Plan of Merger, dated as of March 9, 2015 (the “Merger Agreement”), by and among Capitol Acquisition Corp. II, a Delaware corporation (“Capitol”), Argo Expeditions, LLC (“LLC Sub”), a wholly-owned subsidiary of Capitol, Argo Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of LLC Sub, and Lindblad Expeditions, Inc., a New York corporation (“Lindblad”).  A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.
As previously reported, in connection with the transactions contemplated by the Merger Agreement, the Reporting Person entered into that certain Call Option Agreement dated as of April 27, 2015, by and among National Geographic Society ("National Geographic"), the Reporting Person and the Issuer (the “Call Option Agreement”),  which granted to National Geographic the right to purchase from the Reporting Person, for a per share price of $10.00 per share, shares of Common Stock representing five percent (5.0%) of the issued and outstanding shares of Common Stock as of the closing date of the Mergers, adjusted for any outstanding options, warrants and other securities convertible or exchangeable into shares of Common Stock (but excluding options granted under the Issuer's employee stock option plan, 15,600,000 shares issuable upon the exercise of warrants, and 1,250,000 shares of escrowed Common Stock, unless such escrowed shares are released from escrow, in which case such shares shall be included in the 5% calculation).  On March 18, 2019, National Geographic delivered notice of a full cashless exercise of the option resulting in the transfer of 868,947 shares in full satisfaction of the option.  A copy of the Call Option Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.
As previously reported, the Reporting Person is also party to a Registration Rights Agreement in respect of the shares of Common Stock he received in the Mergers.  Such rights include two demand registration rights and unlimited “piggy-back” registration rights.  A copy of the Registration Rights Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.
On January 10, 2017, the Reporting Person contributed 716,500 shares of Common Stock to the Issuer to fund the Lindblad Expeditions Holdings, Inc. 2016 CEO Share Allocation Plan, which was approved by the Issuer’s stockholders on June 2, 2016, without any cost or charge, pursuant to a Contribution Agreement dated as of July 6, 2016, by and between the Issuer and Sven-Olof Lindblad.  Copies of the Lindblad Expeditions Holdings, Inc. 2016 CEO Share Allocation Plan and the Contribution Agreement are filed as Exhibits 4 and 5, respectively, to this Schedule 13D and are incorporated herein by reference.
From time to time, the Reporting Person has made and may continue to make, charitable donations of shares of Common Stock for no consideration.
The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Person may acquire additional securities of the Issuer, or retain, donate or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.  Further, the Reporting Person may engage in the transfer of shares to entities controlled by him or others for estate planning purposes.  In addition, the Reporting Person, in his positions as Director, Chief Executive Officer and President of the Issuer, may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger or reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

CUSIP No: 535219109	Page 4 of 5 Pages

Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.
Item 5.  Interest in Securities of the Issuer.
(a), (b),  The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.
(c)            On March 18, 2019, National Geographic delivered notice of a full cashless exercise of its option under the Call Option Agreement resulting in the transfer of 868,947 shares in full satisfaction of the option.  On February 27, 2019, the Reporting Person made a charitable gift of 10,000 shares of Common Stock for no consideration.
(d)            None.
(e)            Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.
Item 7.  Material to Be Filed as Exhibits.
Exhibit No.	Description
1
Agreement and Plan of Merger, dated as March 9, 2015, by and among the Issuer, Argo Expeditions, LLC, Argo Merger Sub, Inc. and Lindblad Expeditions, Inc. (incorporated by reference from Exhibit 1 to the Schedule 13D filed on July 9, 2015)

2
Call Option Agreement, dated as of April 27, 2015, by and among National Geographic Society, Seven-Olof Lindblad and the Issuer (incorporated by reference from Exhibit 2 to the Schedule 13D filed on July 9, 2015)

3
Registration Rights Agreement dated as of July 8, 2015 by and among the Issuer, the Reporting Person and the Investors signatory thereto (incorporated by reference from Exhibit 3 to the Schedule 13D filed on July 9, 2015)

4
Contribution Agreement, dated as of July 6, 2016, by and among Sven-Olof Lindblad and Lindblad Expeditions Holdings, Inc. (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 10-Q filed on August 8, 2016)

5	Lindblad Expeditions Holdings, Inc. 2016 CEO Share Allocation Plan (incorporated by reference from Annex A to the Issuer’s Definitive Proxy Statement filed on April 15, 2016)

CUSIP No: 535219109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2019	/s/ Sven-Olof Lindblad Sven-Olof Lindblad